Filed pursuant to Rule 424(b)(3)
File No. 333-280139

HPS CORPORATE LENDING FUND

SUPPLEMENT NO. 2 DATED DECEMBER 19, 2024

TO THE PROSPECTUS DATED JUNE 12, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of HPS Corporate Lending Fund (“we,” “our,” or the “Fund”), dated June 12, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

The following updates to the Prospectus are effective immediately:

Effective December 16, 2024, the Fund entered into a new transfer agent agreement with SS&C GIDS Inc. (“SS&C”) as the Fund’s transfer agent. In connection with this transition, the Fund provided notice for the termination of the existing transfer agent agreement dated as of November 30, 2021, by and among the Fund and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services. All references to “U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services” or “U.S. Bank Global Fund Services” as the Fund’s transfer agent in the Prospectus are hereby deleted and replaced with “SS&C GIDS Inc.” or “SS&C,” as the context requires.

The following replaces the second footnote under the table setting forth the “Price to the Public” on the second page of the Prospectus:

Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, Class I shares or Class F shares; however, if you buy Class S shares, Class D shares, Class I shares or Class F shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, a 2.0% cap on NAV for Class I shares and a 2.0% cap on NAV for Class F shares. We also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV, (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV, in each case payable on a monthly basis in arrears as of the first calendar day of the month, adjusted for any share issuances or repurchases during the month that do not occur on the first calendar day of the month. No shareholder servicing or distribution fees are paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing or distribution fees or organization and offering expenses payable by us, which are paid over time.

The following is added after the last paragraph under the “Prospectus Summary—Who are the Adviser and HPS Investment Partners, LLC?” section of the Prospectus:

On December 3, 2024, HPS and BlackRock Inc. (“BlackRock”) entered into an agreement for BlackRock to acquire the business and assets of HPS with 100% of consideration paid in BlackRock equity (the “HPS/BlackRock Transaction”). The HPS/BlackRock Transaction is expected to close in mid-2025 subject to receipt of certain consents from investors in HPS funds and accounts, regulatory approvals and satisfaction of other customary closing conditions. The HPS/BlackRock Transaction is expected to bring together BlackRock’s corporate and asset owner relationships with HPS’s diversified origination and capital flexibility, and create an integrated private credit franchise with approximately $220 billion in client assets. If the HPS/BlackRock Transaction occurs, BlackRock and HPS will form a new private financing solutions business unit led by Scott Kapnick, Scot French, and Michael Patterson. This combined platform is expected to have broad capabilities across senior and junior credit solutions, asset-based finance, real estate, private placements, and CLOs. As part of the HPS/BlackRock Transaction, Scott Kapnick, Scot French, and Michael Patterson will join BlackRock’s Global Executive Committee and Scott Kapnick will be an observer to the BlackRock Board of Directors. There can be no assurances that the HPS/BlackRock Transaction will take place, or if it does, what the impact will be on HPS or the Fund.

The following replaces the disclosure under the “Prospectus Summary—When will my subscription be accepted?” section of the Prospectus:

Q:	When will my subscription be accepted?

A:	Completed subscription requests will not be accepted by us any earlier than two business days before the first business day of each month.

The following replaces the disclosure under the “Prospectus Summary—Can I withdraw a subscription to purchase shares once I have made it?” section of the Prospectus:

Q:	Can I withdraw a subscription to purchase shares once I have made it?

A:

Yes, you may withdraw a subscription after submission at any time before we have accepted the subscription, which we will generally not do any earlier than two business days before the first business day of each month. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on the toll-free, automated telephone line at 1-844-700-1479.

The following replaces the disclosure under the “Prospectus Summary—When is the NAV per share available?” section of the Prospectus:

Q:	When is the NAV per share available?

A:

We report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first business day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.

For example, if you are subscribing on November 1, assuming November 1 is a business day, your subscription must be submitted at least five business days prior to November 1. The purchase price for your shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within 20 business days from October 31.

The following replaces the first bullet point under the “Prospectus Summary—What fees do you pay to the Adviser?” section of the Prospectus:

A:	•	The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month, as adjusted for any share issuances or repurchases during the quarter that do not occur on the first calendar day of the quarter.

The following replaces the second paragraph under the “Prospectus Summary—What are the offering and servicing costs?” section of the Prospectus:

A:	Subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation, we pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV, (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV, in each case payable on a monthly basis in arrears as of the first calendar day of the month, adjusted for any share issuances or repurchases during the month that do not occur on the first calendar day of the month. No shareholder servicing or distribution fees are paid with respect to the Class I shares. The shareholder servicing and/or distribution fees are payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

The following replaces the fourth and sixth footnotes under the table in the “Fees and Expenses” section of the Prospectus:

(4)

The base management fee paid to our Adviser is calculated at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month, as adjusted for any share issuances or repurchases during the month that do not occur on the first calendar day of the month.

(6)

Subject to FINRA limitations on underwriting compensation, we pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV, (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV, and (c) for Class F shares, a shareholder servicing and/or distribution fee equal to 0.50% per annum of the aggregate NAV, in each case payable on a monthly basis in arrears as of the first calendar day of the month, adjusted for any share issuances or repurchases during the month that do not occur on the first calendar day of the month. No shareholder servicing or distribution fees are paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares, Class D shares and Class F shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares, Class D shares and Class F shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, Class D shares or Class F shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D shares or Class F shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

The following is added immediately before the last paragraph of the “Risk Factors” section of the Prospectus:

Risks Related to the HPS/BlackRock Transaction

The HPS/BlackRock Transaction could create a conflict of interest in the allocation of the Adviser’s time and focus. On December 3, 2024, HPS and BlackRock entered into an agreement for BlackRock to acquire 100% of the business and assets of HPS. However, the HPS/BlackRock Transaction remains subject to a number of conditions, including the receipt of certain consents from investors in HPS funds and accounts, regulatory approvals and satisfaction of other customary closing conditions. There can be no assurances that the HPS/BlackRock Transaction will take place, in which case the current ownership structure of HPS will remain in place. However, the operation of HPS, including the operation of the Adviser, may nonetheless be adversely affected as a result of disruptions to the HPS business and efforts expended pursuing the HPS/BlackRock Transaction.

If the HPS/BlackRock Transaction occurs, HPS and thus, the Adviser, will be owned by BlackRock. There is no guarantee that HPS, or the Adviser, will be able to successfully transition, maintain and continue to build its business after the HPS/BlackRock Transaction or that HPS and BlackRock will be able to successfully optimize their joint business operations. In particular, as with any change in ownership, HPS and the Adviser will be subject to substantial risks, including with respect to the long-term retention of key employees, the successful consolidation of corporate, technological and administrative infrastructures and the retention of existing business and operational relationships. It is possible that employees currently involved in the operation of HPS and the Adviser may not continue with HPS and/or the Adviser after the HPS/BlackRock Transaction and the operations and business relationships of HPS and the Adviser may be disrupted following the HPS/BlackRock Transaction. The integration of HPS and the Adviser into BlackRock will be a complex, costly and time-consuming process and if HPS or the Adviser experiences difficulties in this process, any anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on HPS or the Adviser for an undetermined period. In addition, there can be no assurances that HPS and BlackRock will realize the potential operating efficiencies, synergies and other benefits currently anticipated from the HPS/BlackRock Transaction, and a failure to obtain such synergies may adversely affect the operations of HPS and the Adviser. Some of the challenges presented by the integration of the businesses are outside of HPS’s or the Adviser’s control, and any of them could result in delays, increased costs and diversion of management’s time and energy, which could materially affect HPS’s or the Adviser’s financial position, results of operations, and cash flows. In the event that the HPS/BlackRock Transaction has an adverse impact on HPS or the Adviser, including for the foregoing reasons, the operations of the Fund may be adversely affected.

BlackRock is one of the largest and most diverse financial institutions in the world. As a result, although not expected, it may have other business units that compete with HPS or seek investment opportunities that are appropriate for the Fund, and it has policies and procedures that may limit or otherwise impact the operations of HPS, the Adviser and/or the Fund. Further, certain issuers may prefer to work with a smaller or independent sponsor, which may adversely affect the Adviser’s ability to source new investment opportunities for the Fund.

The following replaces the disclosure under the “Management Fees” subsection in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus:

Management fees increased to $18.3 million for the three months ended March 31, 2024 from $11.2 million for the same period in the prior year primarily due to an increase in net assets. Management fees are payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month, as adjusted for any share issuances or repurchases during the month that do not occur on the first calendar day of the month.

The following replaces the “Management Fee” subsection under the “Advisory Agreement and Administration Agreement” section of the Prospectus:

The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month, as adjusted for any share issuances or repurchases during the month that do not occur on the first calendar day of the month. For purposes of the Advisory Agreement, net assets means our total assets less the carrying value of our liabilities, determined on a consolidated basis in accordance with GAAP.

The following replaces the second paragraph under the “Shareholder Servicing and/or Distribution Fees—Class S, Class D and Class F” subsection under the “Plan of Distribution” section of the Prospectus:

The shareholder servicing and/or distribution fees are paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month, adjusted for any share issuances or repurchases during the month that do not occur on the first calendar day of the month, and subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below.

The following replaces the third and fourth paragraphs under the “How to Subscribe” section of the Prospectus:

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first business day of each month (based on the NAV per share as determined as of the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first business day of the month (unless waived by the Managing Dealer).

For example, if you wish to subscribe for Common Shares on November 1, assuming November 1 is a business day, your subscription request must be received in good order at least five business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares will be credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first business day of November.

The following replaces the first and third bullet points under the third paragraph of the “Purchase Price” subsection under the “How to Subscribe” section of the Prospectus:

•

On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first business day of each month (based on the NAV per share as determined as of the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first business day of the month. If a purchase order is received less than five business days prior to the first business day of the month, unless waived by the Managing Dealer, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•	Completed subscription requests will not be accepted by us before two business days before the first business day of each month.

The following replaces the third and fourth paragraphs of the “Distribution Reinvestment Plan” section of the Prospectus:

If any shareholder initially elects not to participate or is defaulted to non-participation by virtue of residing in one the states mentioned above or being a client of a participating broker dealer that does not permit automatic enrollment in distribution reinvestment plans, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or SS&C (the “Plan Administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Common Shares will be purchased under the distribution reinvestment plan as of the first business day of the month following the record date of the distribution.

If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five business days in advance of the first business day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Common Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.

The following replaces Item 8 and Item 9 of the third paragraph under the “Subscriber Representations and Signatures” section of “Appendix A: Form of Subscription Agreement”:

8. I acknowledge that subscriptions must be submitted at least five business days prior to the first business day of each month and my investment will be executed as of the first business day of the applicable month at the NAV per share as of the last calendar day of the prior month. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share as of the last day of each month will generally be made available at www.hlend.com within 20 business days of the last day of each month.

9. I acknowledge that my subscription request will not be accepted any earlier than two business days before the first business day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent at 844-700-1479 or through my financial intermediary.

The following replaces the third paragraph under the “Other Important Information” section of “Appendix A: Form of Subscription Agreement”:

To be accepted, a subscription request must be made with a completed and executed Subscription Agreement in good order and payment of the full purchase price at least five business days prior to the first business day of the month (unless waived). All items on the Subscription Agreement, other than those marked optional, must be completed in order for your Subscription Agreement to be processed. You will receive a written confirmation of your purchase.